

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2011

<u>Via E-mail</u>
Mr. Michael N. Kennedy
Executive Vice President
Forest Oil Corporation
707 17th Street, Suite 3600
Denver, Colorado 80202

   Re: **Forest Oil Corporation**
      Form 10-K for Fiscal Year Ended December 31, 2010
      Filed February 24, 2011
      Response Letter Dated May 17, 2011
      File No. 1-13515

Dear Mr. Kennedy:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2010</u>

<u>Engineering Comments</u>

1. Regarding your response to prior comment four in which you indicate that the current cost estimate of the pipeline is $5.5 million. This appears to be a significant investment relative to the cost of the wells   Please see the definition of proved undeveloped reserves under 'Definitions' in Rule 4-10(a)(31) of Regulation S-K. Also, as you first reported in 2007 that production would begin in 2009 and it is now 2011 and first production has not occurred, it appears that updated disclosure is warranted. Please revise your document as necessary.

Michael N. Kennedy
Forest Oil Corporation
June 23, 2011
Page 2

2.   We note your response to our prior comment five. However, it appears that the price of $17.48 is significantly above the price reported by other Italian gas producers. Given that you have just two wells, no production to date, and reserves of 52 BCF, it does not appear appropriate for you to use such a high price in evaluating your reserves. Please revise your reserve estimates accordingly, or explain why you believe it is appropriate to rely on a higher price than that received by other firms.

Closing Comments

       You may contact Tracie Towner at (202) 551-3744, or Mark Wojciechowski at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. You may contact Jim Murphy, Petroleum Engineer, at (202) 551-3703 regarding engineering comments. Please contact me at (202) 551-3740 with any other questions.

                                        Sincerely,

                                        /s/ H. Roger Schwall

                                        H. Roger Schwall
                                        Assistant Director